ELEVATE.MONEY REIT I, INC.

4600 Campus Drive, Suite 201

Newport Beach, CA 92660

November 13, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elevate.Money REIT I, Inc. Withdrawal of Offering Statement on Form 1-A (1-A-W) File No. 024-12320

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-captioned Offering Statement on Form 1-A (File No. 024-12320) of Elevate.Money REIT I, Inc., a Maryland corporation (the “Company”), and all exhibits thereto (collectively, the “Offering Statement”), originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 21, 2023.

The Company is requesting the Commission’s consent to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with the offering of its securities pursuant to Regulation A.  The Company hereby represents to the Commission that no securities have been sold under the Offering Statement and the Offering Statement is not the subject of any proceeding under Rule 258.

Please forward copies of the order consenting to the withdrawal of the Offering Statement to Harold Hofer via email at harold@elevate.money, with a copy to the Company’s securities counsel, Alison Pear, at apear@buchalter.com.

Very truly yours,

/s/ Harold Hofer

Acting Interim Chief Executive Officer

of Elevate.Money REIT I, Inc.

cc: Alison Pear, Esq., Buchalter APC